Exhibit 12.1
NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					Forty Weeks Ended
	Dec. 28,	Jan. 3,	Jan. 1,	Dec. 31,	Dec. 30,	Oct. 7,	Oct. 6,
(In thousands, except ratios)	2002	2004	2005	2005	2006	2006	2007

Fixed Charges:
Interest expense on Indebtedness	$30,429	34,729	27,181	24,732	26,644	20,093	18,214

Rent expense (1/3 of total rent expense)	8,595	9,838	9,901	10,386	9,966	7,774	6,914

Total fixed charges	$39,024	44,567	37,082	35,118	36,610	27,867	25,128

Earnings:
Income (loss) before provision for income taxes	$50,132	51,933	19,199	66,866	(17,493)	7,760	45,026

Fixed charges	39,024	44,567	37,082	35,118	36,610	27,867	25,128

Total earnings	$89,156	96,500	56,281	101,984	19,117	35,627	70,154

Ratio	2.28x	2.17x	1.52x	2.90x	0.52x	1.28x	2.79x